Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10537

8tracks, Inc.

Our Offering Circular dated June 6, 2016, should be read in conjunction with the foregoing discussion. Areas of the Offering Circular affected by this update (discussed in more detail below) include:

Summary

●	Team. From October 4, 2016, we no longer employ a direct advertising sales team in New York and Chicago.
●	Selected Risks Associated with Our Business. We are shifting to a subscription model in the US to conserve and generate cash. While this is a longstanding model for streaming music, we do not know if this shift in strategy will be successful for 8tracks.
●	Strategy. We are now focused on a primarily subscription-based (rather than primarily advertising-based) model in the US.
●	The Offer: Use of proceeds. We will no longer be using proceeds from the offering to expand our engineering, product, advertising sales, marketing and business development teams.

Risk factors

●	We are shifting to a subscription model in the US. While we are no longer dependent on the performance of direct sellers in the US, we do not know if our shift to a subscription strategy will be successful.

Use of proceeds to issuer

●	Until we raise at least $5 million in this round, we will not pay employees who worked at reduced salaries during the first half of 2016 for the shortfall in those salaries, nor pay a cash bonus equal to that shortfall.
●	We will not pay employees who were put on furlough during the first half of 2016.
●	We do not plan to hire new employees or increase current salaries to market rates until the company reaches profitability.

The company's business

●	Overview. Our business will be supported primarily through subscription and secondarily through advertising.
●	Principal products. Our services are provided to 8tracks users through the following two main models:
○	A premium, subscription-based service (8tracks Plus) that removes most advertising from the listening experience; this will be the primary basis for listening in the US
○	A free, advertising-based service that allows users to both create and listen to playlists; this will be the primary basis for listening in Canada, although a limited advertising-supported offering will be available in the US

●	Strategy. Given our shift in strategy, we do not plan to hire more ad salespeople in the US to increase average RPM. In addition, in the US, several new KPIs will be used to evaluate the success of our subscription strategy:
○	Conversion to registration
○	New registered users
○	Conversion to subscription
○	Subscribers
○	Average revenue per user (“ARPU”)
○	Subscriber churn rate
●	Advertising revenues. While we believe we will continue to receive the majority of our Canadian revenues through advertising, we believe we will receive the majority of our US revenues through subscription fees. In Canada, we will continue to sell advertising through direct, partner and programmatic channels; in the US, we will sell advertising for a limited free tier through partner and programmatic channels.
●	Subscription revenues. We will offer at least 2 subscription plans: a monthly subscription fee, and a discounted annual subscription fee.
●	Competition. Given our shift to a subscription model in the US, we will compete primarily for the consumer “wallet” with other subscription-based internet radio services (e.g. Pandora One), subscription-based on-demand services (e.g. Spotify Premium) and other subscription-based consumer spending on digital entertainment.
●	Employees. We currently have 14 full-time employees working primarily out of San Francisco, California. Most of our advertising sales team is based in New York, New York and Toronto, Canada. Currently, we engage two part-time contractors and one full-time contractor.
●	The company's property. In New York, New York, we will no longer lease office space from WeWork; our lease terminates on October 31, 2016.

MD&A: Operating Results

●	To drive RPM in Canada in future, 8tracks will focus on creating innovative, high-margin advertising products that target our millennial audience in an authentic way; better marketing of our advertising products; and collaboration with sales partners.
●	Although 8tracks is not currently profitable, we expect a return to profitability in 2017 based on conversion of our US listener base to a subscription offering. For example, in December 2017, we forecast ATH at 3.8 million, monetized through just over 92,000 subscribers at an average revenue per user (ARPU) of $2.10, reflecting total monthly US revenue of $194,000. Combined with Canadian advertising revenues of $66,000, we’d generate total revenue of $260,000. At this scale, we would pay roughly $60,000 in cost of revenue (51% of which comprises sound recording and music composition royalties), resulting in just over $200,000 in gross profit. Assuming roughly $138,000 in payroll and other monthly operating costs, we would generate $62,000 in monthly earnings before interest, taxes, depreciation and amortization (EBITDA).
●	We no longer plan to make significant hires in engineering, product, marketing and sales, and our team will instead focus on the subscription strategy outlined above to monetize consumer attention in a profitable manner.

MD&A: Trend Information

●	We no longer plan to continue to hire new ad sellers as a result of our shift to the US subscription strategy.
●	We no longer foresee our operating expenses increasing by 25-50%, as we do not plan to adjust current salaries to market ranges, hire more employees, nor move to a new office space.

* * *

Financial condition

As a result of lower-than-expected funding and revenues over the last quarter, our Board and management, as of October 5, 2016, decided to make several changes to our business strategy. We generated $33 million of interest in our “Testing the Waters” campaign to gauge interest in our Reg A+ crowdfunding round. However, due in part to limited funding options for investors (particularly those outside the US), we have raised only $2 million since the launch of our live investment round in mid-June, with two-thirds of that total closed to date. In addition, ad sales have trailed projections by more than 50% since June. Accordingly, we are taking steps to generate and conserve cash to preserve runway and our range of options.

Shift to subscription model in the US

While we achieve positive unit economics in Canada (where the sound recording royalty rate is roughly one-tenth the equivalent rate in the US), our size and lack of growth have hampered our ability to sell advertising in the US at sufficiently high pricing (CPMs) to cover our US sound recording royalties. Moreover, we have incurred significant overhead -- salaries, benefits, commissions, travel & entertainment expense -- for a direct sales team. We also run programmatic and third-party partner advertising at relatively low CPMs. Meanwhile, we have invested little effort in optimizing or promoting our 8tracks+ subscription offering.

Based on careful modeling of potential scenarios, we believe that a primarily subscription-based listening experience in the US will allow us to return to healthy unit economics and overall profitability. While we will offer some level of free listening to preserve our inbound traffic from organic searches and social referral, we will require listeners to register and ultimately subscribe thereafter to listen for more than a prescribed number of hours per month. This free tier of limited listening may be further supported through the sale of programmatic advertising. We plan to retain a free, unlimited ad-supported offering in Canada.

We believe this approach will significantly lower our royalty expense and other streaming costs associated with advertising-supported listeners while dramatically improving our unit economics through subscription-based listeners. We believe this course of action will best generate and preserve cash and thus optionality to continue as a standalone company with a manageable burn rate or to sell to or merge with another company with more resources to accomplish our vision.

Much of our product development in the fourth quarter of 2016 will focus on executing and refining this new subscription model.

Reduce headcount and other expenses

Our shift in monetization strategy in the US to an ad-free subscription model limits the need for certain positions, including advertising sales, marketing and engineering positions. Accordingly, on October 3, 2016, we conducted layoffs, including 3 employees in advertising sales, 1 in marketing, and 1 in engineering. In addition, we have implemented a hiring freeze, and a number of retained employees will accept salary reductions.

We have terminated our WeWork lease in NYC, effective from October 31, 2016.

Other management changes include the departure of Sam Filer, our Director of Finance & Operations, who will be leaving the company at the end of 2016.

Explore sale

8tracks has re-engaged Perella Weinberg Partners, an investment bank, to consider our strategic options for acquisition or merger. We have begun outreach to a number of prospective buyers, some of whom we had engaged in acquisition discussions in 2015; none of these discussions resulted in definitive, near-term interest in our acquisition at the time. However, given the number of well-funded on-demand streaming services in the market today (Apple Music, YouTube, Google Play, Napster, Deezer) or soon (Amazon, Pandora, iHeartRadio), all of which are trying to take market share from Spotify, which itself has grown in large part due to the success of a set of compelling playlist-based offerings, we think there could be meaningful interest in the company at the right price. Our goal is to identify a potential buyer or partner by the end of 2016.